UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 25, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

US Airways Group, Inc.
File No. 001-08444

US Airways, Inc.
File No. 001-08442

CF#24703

_____

US Airways Group, Inc. and US Airways, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-K filed on February 17, 2010.

Based on representations by US Airways Group, Inc. and US Airways, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.93	through June 30, 2019
Exhibit 10.94	through June 30, 2019
Exhibit 10.95	through June 30, 2019
Exhibit 10.96	through June 30, 2019
Exhibit 10.97	through June 30, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Amanda Ravitz
Branch Chief - Legal